12010464

19
3/14/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8-65876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College Street, Mail Code D1053-082, 8th Floor
(No. and Street)

Charlotte	NC	28288-0602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Maxwell — (704) 715-5320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP - PCAOB Registration # 185
(Name – *if individual, state last, first, middle name*)

Duke Energy Center, Suite 3200 550 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan L. Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JOSEPH I KEURZONEFF NOTARY PUBLIC MECKLENBURG COUNTY, NC

MY COMMISSION EXPIRES FEBRUARY 2ND 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WELLS FARGO SECURITIES, LLC

(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

Board of Managers
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

WELLS FARGO SECURITIES, LLC
(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2011

(In thousands)

Assets

Cash	$	3,964
Financial instruments owned, at fair value ($24,697,907 pledged as collateral)		24,921,307
Receivable from broker-dealers and clearing organizations		8,917,080
Securities purchased under agreements to resell		5,407,174
Receivable from customers		124,507
Goodwill		79,687
Property, equipment, and leasehold improvements, net		1,012
Other assets		79,336
Total assets	$	39,534,067

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	23,950,953
Financial instruments sold, not yet purchased, at fair value		7,582,787
Payable to broker-dealers and clearing organizations		2,207,509
Payable to customers		78,520
Other liabilities		559,428
Total liabilities		34,379,197
Subordinated borrowings		2,323,500
Member's equity:		
Member's contributions		1,529,736
Accumulated earnings		1,301,634
Total member's equity		2,831,370
Total liabilities and member's equity	$	39,534,067

See accompanying notes to financial statements.

(1) Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member organization of the Financial Industry Regulatory Authority (FINRA). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through First Clearing, LLC (FCLLC), an affiliated broker dealer, on a fully disclosed basis.

The Company self clears the remainder of its institutional and proprietary transactions except options and futures, which are carried and cleared by an unaffiliated broker-dealer.

The Company clears transactions for Wells Fargo Institutional Securities, LLC (WFIS), an affiliated broker dealer, on a fully disclosed basis.

On October 10, 2011, Standard & Poors Ratings Services (S & P) assigned its 'AA/A-1+' long- and short-term counterparty credit ratings on the Company. The ratings on the Company are based on its core status to the Holding Company under S & P's group ratings methodology.

(2) Summary of Significant Accounting Policies

(a) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(b) *Securities Transactions*

Customers' securities transactions are recorded on a settlement date basis.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis.

(c) *Securities Lending Activity*

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) *Futures, Forwards, Option Contracts, and Other Financial Instruments*

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses.

(e) *Benefit Plans*

The Holding Company accounts for post-employment benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 712, *Nonretirement Postemployment Benefits*, which requires the accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Eligible employees participate in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Holding Company's retirement and postretirement plan calculations and is therefore not available.

On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

(Continued)

Prior to July 1, 2009, eligible employees' cash balance plan accounts were allocated a compensation credit based on a percentage of their qualifying compensation. The compensation credit percentage was based on age and years of credited service. The freeze discontinues the allocation of compensation credit for services after June 30, 2009. Investment credits continue to be allocated to participants based on their accumulated balances. Employees become vested in their Cash Balance Plan accounts after completing three years of vesting service.

(f) Income Taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its member, Everen. Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2011, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2006 and forward.

(g) Goodwill and Other Intangible Assets

Identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

Goodwill and identified intangible assets with indefinite useful lives are not subject to amortization but are subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. Goodwill attributable to the Company was tested for impairment by comparing the fair value of the Company with its carrying value during 2011. Fair value was determined using a discounted cash flow methodology. The Company's impairment evaluation for the year ended December 31, 2011, indicated that none of the Company's goodwill is impaired.

(h) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(i) Other

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission (SEC), a qualifying security with a fair value of $199,989,000 has been segregated for the exclusive benefit of customers at December 31, 2011. A qualifying security with a fair value of $74,996,000 has been segregated for the proprietary account of introducing brokers (PAIB). The securities are included in financial instruments owned in the accompanying statement of financial condition.

(4) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying financial statements. At December 31, 2011, customer receivables of $1,336,000 were unsecured.

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2011 (in thousands):

Receivable from broker dealers and clearing organizations:		
Deposits paid for securities borrowed	$	5,011,111
Unsettled regular way transactions, net		1,863,098
Securities failed to deliver		1,764,962
Syndicate receivable		80,053
Clearing fund deposits		131,091
Federal funds sold – overnight		58,765
Other		8,000
	$	8,917,080
Payable to broker dealers and clearing organizations:		
Deposits received for securities loaned	$	853,082
Securities failed to receive		1,330,217
Syndicate payable		22,950
Other		1,260
	$	2,207,509

(6) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2011, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below (in thousands):

		Financial instruments owned	Financial instruments sold, not yet purchased
Corporate obligations	$	4,528,603	3,834,828
Collateralized mortgage obligations and asset backed securities		1,905,086	14,912
US agency issued mortgage-backed securities		14,178,194	530,678
US government, US agency and municipal government obligations		3,125,664	2,717,134
Equity securities		353,363	382,557
Money market securities		825,336	9,365
Derivatives		5,061	93,313
	$	24,921,307	7,582,787

U.S. government securities with a fair value of $18,787,000 at December 31, 2011, have been pledged to secure margin requirements with respect to futures and options transactions, and $24,832,000 have been pledged to clearing corporations. Financial instruments owned at December 31, 2011, included debt securities issued by the Holding Company with a fair value of $310,227,000.

(7) Variable Interest Entities (VIEs) and Securitizations

The Company acts as underwriter for other subsidiaries of the Holding Company and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned in the statement of financial condition.

The Company purchases and sells securities which are interests in VIEs in connection with its market-making activities. The Company's interests in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), and collateralized loan obligations (CLOs), and other asset-backed securities. The Company has made no liquidity arrangements, guarantees or commitments by third parties related to these holdings. The Company's maximum exposure to loss from its interests in VIEs is limited to its carrying amount.

During the year ended December 31, 2011, the Company transferred $10,541,031,000 debt securities in securitizations structured as sales or financing transactions. The securitizations are primarily government agency or GSE sponsored collateralized mortgage obligations. These securitizations are done principally on behalf of customers to help them obtain agency-backed mortgage securities that fit their investment profile. The Company is not the primary beneficiary for these transactions because they do not have the power to direct the activities of the government agency or GSE sponsored collateralized mortgage obligation entities. As of December 31, 2011, the Company held $3,512,000 of securities related to prior year securitizations and $808,290,000 of securities related to current year securitizations which are included in financial instruments owned in the statement of financial condition.

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could be potentially be significant to the VIE. An analysis was conducted to determine if the Company was required to consolidate any interests in VIEs and no such consolidation was required.

The Company functions in the capacity of Administrator for Variable Funding Capital Company LLC (VFCC), a variable interest entity (as defined under FASB ASC 810, *Consolidation*) engaged in the funding of third party clients through the issuance of commercial paper. Under the terms of the program documents between the Company and VFCC, the Company provides administrative services in connection with the identification of sellers, the structuring, negotiation and acquisition of assets, and the administration and monitoring of the assets, liquidity facilities and the issuance, sale and payment of the commercial paper notes. Wells Fargo Bank, N.A. (WFBNA), a subsidiary of the Holding Company, has the power to remove the Administrator at any time and appoint itself the successor Administrator. In addition WFBNA provides all of the liquidity support in the form of a credit default swap and uncommitted funding line. The Company's interest is limited to its Administrator fee.

The following table sets forth the Company's interests in nonconsolidated VIEs and does not include offsetting financial instruments that are held to mitigate the risks associated with these variable interests (in thousands):

		Purchased and retained interests
Commercial Mortgage-Backed	$	456,547
Collateralized Mortgage Obligations (CMOs)		164,303
Corporate CDO and CLOs		635,426
Consumer credit, auto and credit card		338,761
Credit-related and other investing		310,049
	$	1,905,086

(8) Fair Value Measurements

FASB ASC 825, *Financial Instruments*, establishes a framework for measuring fair value, expands disclosures about fair value measurements and provides new income recognition criteria for certain derivative contracts. FASB ASC 825 requires that a fair value measurement reflect assumptions market participants would use in pricing an asset or liability. In addition, FASB ASC 825 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market and requires the consideration of the Company's, as well as the counterparties', creditworthiness when valuing derivatives and other liabilities recorded at fair value.

In accordance with the Fair Value Measurements and Disclosures topic of the Codification, the Company groups their assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

In accordance with the Fair Value Measurements and Disclosures topic of the Codification, the Company measures their fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, as prescribed in the fair value hierarchy.

In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon the Company's own estimates or combination of the Company's estimates and independent vendor or broker pricing, and the measurements are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company enters into both exchange-traded and over-the-counter (OTC) derivatives. Exchange-traded derivatives are generally valued using quoted market or exchange prices and are accordingly classified within Level 1 of the fair value hierarchy.

Quoted market prices are available and used for the Company's exchange-traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, substantially all of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives. Derivative assets and liabilities are included in financial instruments owned and financial instruments sold, not yet purchased, respectively, and are presented in the table below.

Assets and liabilities measured at fair value at December 31, 2011 on a recurring basis are summarized below (in thousands):

	Fair Value Measurements				
	Level 1	**Level 2**	**Level 3**	**Netting**	**Total**
Assets:					
Corporate obligations	$ —	4,568,734	97,409	(137,540)	4,528,603
Collateralized mortgage obligations and asset-backed securities	—	1,252,878	652,208	—	1,905,086
Mortgage-backed securities	—	14,108,105	102,932	(32,843)	14,178,194
Government and muni obligations	2,763,399	975,437	52,665	(665,837)	3,125,664
Equities	204,713	168,783	3,920	(24,053)	353,363
Money markets	—	825,336	—	—	825,336
Derivatives	5,061	—	—	—	5,061
	$ 2,973,173	21,899,273	909,134	(860,273)	24,921,307
Liabilities:					
Corporate obligations	$ —	(3,972,368)	—	137,540	(3,834,828)
Collateralized mortgage obligations and asset-backed securities	—	(14,912)	—	—	(14,912)
Mortgage-backed securities	—	(562,714)	(807)	32,843	(530,678)
Government and muni obligations	(3,152,112)	(230,859)	—	— 665,837	(2,717,134)
Equities	(397,457)	(9,153)	—	24,053	(382,557)
Other					
Money markets	—	(9,365)	—	—	(9,365)
Derivatives	(1,881)	(78,835)	(12,597)	—	(93,313)
	$ (3,551,450)	(4,878,206)	(13,404)	860,273	(7,582,787)

(Continued)

		Changes in Level 3 Assets and Liabilities (in thousands)					
		Beginning balance January 1, 2011	Included in earnings	Purchases, issuances, sales and settlements, net	Transfers into Level 3	Transfers out of Level 3	Ending balance December 31, 2011
Assets:							
Corporate obligations	$	165,551	556	(69,120)	422	—	97,409
Collateralized mortgage obligations and asset-backed securities		630,687	(36,208)	198,731	—	(141,002)	652,208
Mortgage-backed securities		101,905	1,278	(20,576)	30,594	(10,269)	102,932
Government and muni obligations		2,848	4,091	12,249	51,454	(17,977)	52,665
Equities		34,742	(2,690)	(29,069)	987	(50)	3,920
Money markets		—	—	—	—	—	—
Derivatives		—	—	—	—	—	—
	$	935,733	(32,973)	92,215	83,457	(169,298)	909,134
Liabilities:							
Corporate obligations	$	—	—	—	—	—	—
Collateralized mortgage obligations and asset-backed securities		(5,694)	—	13	—	5,681	—
Mortgage-backed securities		—	—	(811)	—	4	(807)
Government and muni obligations		—	—	—	—	—	—
Equities		—	—	—	—	—	—
Money markets		—	—	—	—	—	—
Derivatives		—	(1,002)	(11,595)	—	—	(12,597)
	$	(5,694)	(1,002)	(12,393)	—	5,685	(13,404)

(Continued)

	Purchases, Sales, Issuances and Settlements Related to Changes in Level 3 Assets and Liabilities (in thousands)				
	Purchases	Sales	Issuances	Settlements	Net
Assets:					
Corporate obligations	$ 79,970	(149,621)	—	531	(69,120)
Collateralized mortgage obligations and asset-backed securities	1,560,427	(1,321,686)	—	(40,010)	198,731
Mortgage-backed securities	756,630	(772,484)	—	(4,722)	(20,576)
Government and muni obligations	212,032	(199,140)	—	(643)	12,249
Equities	5,533	(22,610)	—	(11,992)	(29,069)
Money markets	—	—	—	—	—
Derivatives	—	—	—	—	—
	$ 2,614,592	(2,465,541)	—	(56,836)	92,215
Liabilities:					
Corporate obligations	$ —	—	—	—	—
Collateralized mortgage obligations and asset-backed securities	(1,630)	1,643	—	—	13
Mortgage-backed securities	(808)	—	—	(3)	(811)
Government and muni obligations	—	—	—	—	—
Equities	—	—	—	—	—
Money markets	—	—	—	—	—
Derivatives	—	—	—	(11,595)	(11,595)
	$ (2,438)	1,643	—	(11,598)	(12,393)

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The amounts reported as transfers represent the fair value as of the beginning of the quarter in which the transfer occurred.

For year ended December 31, 2011 we transferred $169,298,000 of financial instruments owned and $5,685,000 of financial instruments sold, not yet purchased from Level 3 to Level 2 due to an increase in observable market prices. We also transferred $83,457,000 of financial instruments from Level 2 to Level 3 as a result of a decline in observable market prices. There were no transfers between Level 1 and Level 2 during the year.

(9) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased under agreements to resell transactions. At December 31, 2011, the fair value of this collateral was $11,562,936,000, all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with agreements to repurchase transactions and settlements related to financial instruments sold, not yet purchased.

(10) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2011 (in thousands):

Property and leasehold improvements	$	1,364
Furniture and equipment		175
Communications and computer equipment		762
		2,301
Less accumulated depreciation and amortization		1,289
Total	$	1,012

(11) Payable to Banks

In the normal course of business, the Company borrows funds to finance securities owned and securities not yet delivered. At December 31, 2011 the Company had a secured and uncommitted line of credit of $250,000,000 with an affiliated bank. There was no outstanding amount at December 31, 2011.

(12) Subordinated Borrowings

At December 31, 2011, the Company was indebted to the Holding Company for the following (in thousands):

Subordinated note due January 31, 2018; variable rate of 1.04722% at December 31, 2011	$	300,000
Revolving subordinated note facility of $3,000,000 due February 15, 2018; variable rate of 1.04722% at December 31, 2011		2,023,500
	$	2,323,500

The interest rate is reset monthly based on 6-month LIBOR plus 30 basis points. Interest payable to Holding Company related to these borrowings totaled $2,230,000 at December 31, 2011. All subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that the carrying value of the subordinated notes at December 31, 2011, approximate their fair value.

(13) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. These transactions are executed under terms which management believes approximates the fair value of such transactions and services.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $1,623,093,000 is outstanding at December 31, 2011. The agreements are generally overnight transactions. Included in accrued interest receivable at December 31, 2011, is $29,000 due from affiliates. The Company also enters into securities borrowed transactions with affiliates of which $313,630,000 were outstanding at December 31, 2011. Deposits paid for these transactions are included in receivable from broker-dealers and clearing organizations in the statement of financial condition.

(b) Securities Sold Under Agreements to Repurchase and Securities Loaned

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $6,972,062,000 is outstanding at December 31, 2011. The agreements are generally overnight transactions. Included in other liabilities at December 31, 2011, is $20,000 of interest due to affiliates. The Company also enters into securities loaned transactions with affiliates of which $411,022,000 were outstanding at December 31, 2011.

(c) Services Provided by the Company to Affiliates

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $14,172,000 of receivables in other assets at December 31, 2011, are primarily related to expense reimbursements due from affiliates.

(d) Interest Rate and Credit Default Swap Transactions

The Company has entered into interest rate and credit default swap transactions with WFBNA to economically hedge financial instruments owned. At December 31, 2011, the notional value of interest rate swaps are a net sale of payments of fixed interest rates of $397,153,000 and credit default swaps are a net purchase of protection of $60,498,000. The estimated fair values of the swaps at December 31, 2011, are ($85,803,000) and $29,647,000 respectively, which are included net in financial instruments owned in the accompanying statement of financial condition.

(Continued)

(e) Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. At December 31, 2011, payables to broker-dealers and clearing organizations include $27,000 due to FCLLC in connection with the fully disclosed clearing arrangement. The Company clears transactions for WFIS. As of December 31, 2011, receivables from broker-dealers and clearing organizations include $7,312,000 due from WFIS in connection with the fully disclosed clearing arrangement. The Company clears its proprietary options and futures business through an unaffiliated broker-dealer.

(f) Fails to Deliver and Fails to Receive

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2011, fails to deliver of $4,385,000 and fails to receive of $1,269,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(g) Deferred Compensation and Stock Plans

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan requires the participant to defer cash incentive awards on a three-tiered scale ranging from 20% to 60% on awards greater than $250,000.

The Company participates in various stock option plans of the Holding Company under which incentive and nonqualified stock options may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest on continued service with the Holding Company and its subsidiaries including the Company for a specified period, generally three to five years following the date of grant, and have a contractual life of ten years. Restricted stock may also be granted under the stock option plans. The restricted stock generally vests over three to five years, during which time the holder receives dividends and has full voting rights.

(14) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2011.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned or financial instruments sold, not yet purchased in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. As of December 31, 2011, derivative financial instruments and their related fair values are as follows (in thousands):

		Estimated Fair Value		Notional
		Asset	**Liability**	**amount**
Forward contracts-mortgage backed securities	$	25,820	61,097	(10,396,434)
Interest rate futures		3,035	2,977	764,607
Interest rate swaps-purchase of payment of fixed interest rates		323,685	—	5,217,597
Interest rate swaps-sale of payments of fixed interest rates		—	409,488	(5,614,750)
Credit default swaps-protection purchased		174,682	—	(4,138,571)
Credit default swaps-protection sold		—	145,035	4,078,073
Option on interest rate futures		—	—	—
Purchased options		5,003	—	82,642
Written options		—	1,880	(25,736)

Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

The Company uses credit derivatives to manage exposure to credit risk related to proprietary trading. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. The contracts are executed exclusively with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Excluded from maximum exposure are written credit protection contracts with a notional amount of $3,225,000,000 where the Company has also purchased offsetting credit protection with the same counterparty, WFBNA, on the same referenced obligation and where the term and amount of the purchased protection equals or exceeds the term of the written credit protection. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors.

	Fair value liability	Maximum exposure	Higher payment risk	Range of maturities
		(In millions)		
Credit default swaps – corporate bonds	4	800	537	2012-2020
Credit default swaps – structured products	32	53	53	2019-2040
Credit protection – CDS Index	2	—	—	2012-2016

The higher payment risk category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the higher payment risk represents the amount of exposure for which payment is of a high likelihood. Such payment may not result in a loss. As such, the higher payment risk column is not an indication of loss probability.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2011, and were subsequently settled had no material impact on the Company's financial condition.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for credit losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2011, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed.

(Continued)

Lehman Related Securities Litigation Wells Fargo Securities, LLC, including predecessor firms, have been named along with a number of other firms as underwriter defendants in a matter captioned In Re: Lehman Brothers Securities and ERISA Litigation. The case is a consolidated class action brought against the underwriters of various Lehman Brothers debt and equity offerings since 2007, alleging that the underwriters of the offerings were in violation of the Securities Act of 1933 by misstating Lehman Brothers' financial condition in the offering documents, failing to describe the full extent of Lehman Brothers' leverage, and misrepresenting its risk management practices. On October 3, 2011, Wells Fargo Securities, LLC and certain other underwriter defendants reached an agreement in principle to settle this action, which is subject to final court approval. Wells Fargo Securities, LLC remains a defendant in several other actions concerning the underwriting of Lehman Brothers' securities, which are pending in the United States District Courts for the Southern District of New York. Motions to dismiss these actions are pending. While the Company's share of the settlement was paid in January, 2012, the settlement had been fully accrued and therefore does not adversely affect the financial condition of the Company.

When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2018. Minimum future rental payments required under such leases, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2011 are as follows (in thousands):

		Operating leases (In thousands)
Years ending December 31:		
2012	$	2,430
2013		2,356
2014		2,081
2015		1,158
2016		247
After 2016		358

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares office space. The affiliates allocate rent expense to the Company for its share of rent expense incurred under these operating leases, under an expense sharing agreement.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2011, related to these indemnifications.

(15) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,000,000 or 8% of the total risk margin requirements for all positions carried in customer accounts plus 8% of the total risk margin requirement for all positions carried in non-customer accounts. At December 31, 2011, the Company had net capital of $1,905,956,000, which was 1,444.93% of aggregate debit balances and $1,898,103,000 in excess of the SEC's required net capital.

(16) Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2011, and through February 28, 2012, which is the date we issued the financial statements. During this period, there have been no material events that would require recognition in the financial statements or disclosure in the Notes to the financial statements.

KPMG

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

Board of Managers
Wells Fargo Securities, LLC:

In planning and performing our audit of the financial statements of Wells Fargo Securities, LLC (the Company), a subsidiary of Wells Fargo & Company, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

(1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

(2) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Wells Fargo Securities, LLC as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 28, 2012.

> The Company did not verify all securities in transfer, in transit, pledged, loaned, borrowed, deposited, failed to receive, failed to deliver, subject to repurchase and reverse repurchase agreements or otherwise subject to the Company's control or direction but not in its physical possession, where such securities have been in said status for longer than thirty days as of December 31, 2011. The corrective action proposed by the Company is to prospectively commence the quarterly verification of securities in said status for longer than thirty days through confirmation.

KPMG

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiency in internal control that we consider to be a material inadequacy. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Wells Fargo Securities, LLC as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 28, 2012.

The Company did not verify all securities in transfer, in transit, pledged, loaned, borrowed, deposited, failed to receive, failed to deliver, subject to repurchase and reverse repurchase agreements or otherwise subject to the Company's control or direction but not in its physical possession, where such securities have been in said status for longer than thirty days as of December 31, 2011. The corrective action proposed by the Company is to prospectively commence the quarterly verification of securities in said status for longer than thirty days through confirmation.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC, or both, in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012